As filed with the Securities and Exchange Commission on March 13, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES

EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

HIMAX TECHNOLOGIES, INC.

(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-8500

(Address, including zip code, and telephone number, including area code of depositary’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ian Clark, Esq.	Show-Mao Chen, Esq.
Latham & Watkins	John G. Crowley, Esq.
99 Bishopsgate	Davis Polk & Wardwell
London EC2M 3XF	18th Floor, The Hong Kong Club Building
England	3A Chater Road
(44) 207-710-1000	Central, Hong Kong S.A.R., China
(852) 2533-3300

It is proposed that this filing become effective under Rule 466:	☐ immediate upon filing ☐ on (Date) at (Time)

If a separate registration has been filed to register the deposited shares, check the following box:	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing one Ordinary Share, par value $0.0001 per share, of Himax Technologies, Inc.	250,000,000 American Depositary Shares	$5.00	$12,500,000	$1,337.50

(1)	Each unit represents 100 American Depositary Shares.

(2)	Estimated solely for the purpose of determining the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.	Description of Securities to be Registered.

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Face of Receipt – Introductory paragraph

(2) Title of American Depositary Receipts and identity of deposited securities	Face of Receipt – Top center

Terms of Deposit:

(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of Receipt – Upper right corner

(ii) Procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs 14 and 15

(iii) Collection and distribution of dividends	Reverse of Receipt – Paragraphs 13 and 14

(iv) Procedures for transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraph 12 Reverse of Receipt – Paragraphs 14 and 15

(v) Sale or exercise of rights	Reverse of Receipt – Paragraphs 13 and 14

(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraph 3 Reverse of Receipt – Paragraphs 13 and 16

(vii) Amendment, extension or termination of the Deposit Agreement	Reverse of Receipt – Paragraphs 19, 20 and 21 (no provision for extension)

(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of receipts	Face of Receipt – Paragraph 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs 2, 4, 6, 7, 8 and 9

(x) Limitation upon the liability of the Depositary	Reverse of Receipt – Paragraphs 17 and 18

(3) Fees and Charges	Face of Receipt – Paragraph 9

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Item 2.	Available Information.

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(b) Public reports furnished by issuer	Face of Receipt – Paragraph 12

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	Exhibits.

(a) Form of Deposit Agreement among Himax Technologies, Inc. (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b) Letter agreement between the Company and the Depositary relating to the initial lock-up period is filed herewith as Exhibit (b).

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years - See (a) above.

(d) Opinion of Latham & Watkins, counsel for the Depositary, as to the legality of the securities being registered, is filed herewith as Exhibit (d).

(e) Certification under Rule 466 - Not Applicable.

Item 4.	Undertakings.

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, England on the 13th day of March 2006.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts for ordinary shares of Himax Technologies, Inc.

By:	Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Clare Benson
	Name:	Clare Benson
	Title:	Vice President

By:	/s/ Jane Taylor
	Name:	Jane Taylor
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Himax Technologies, Inc. certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tainan, Taiwan, Republic of China on the 13th day of March 2006.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Jordan Wu
	Name:	Jordan Wu
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Jordan Wu and Max Chan, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jordan Wu Jordan Wu	President, Chief Executive Officer and Director (principal executive officer)	March 13, 2006

/s/ Max Chan Max Chan	Chief Financial Officer (principal accounting officer)	March 13, 2006

/s/ Chih-Chung Tsai Chih-Chung Tsai	Chief Technology Officer	March 13, 2006

/s/ Dr. Biing-Seng Wu Dr. Biing-Seng Wu	Chairman of the Board	March 13, 2006

/s/ Jung-Chun Lin Jung-Chun Lin	Director	March 13, 2006

/s/ Dr. Chun-Yen Chang Dr. Chun-Yen Chang	Director	March 13, 2006

/s/ Yuan-Chan Horng Yuan-Chan Horng	Director	March 13, 2006

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this Registration Statement or amendment thereto in Newark, Delaware, on March 13, 2006.

PUGLISI & ASSOCIATES

By:	/s/ Donald Puglisi
Donald Puglisi
Managing Director

EXHIBIT INDEX

Exhibit	Description
(a)	Form of Deposit Agreement among Himax Technologies, Inc., Deutsche Bank Trust Company Americas, as Depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt.

(b)	Letter agreement between Himax Technologies, Inc. and Deutsche Bank Trust Company Americas, as Depositary, relating to the initial lock-up period.

(d)	Opinion of Latham & Watkins, counsel for the Depositary, as to the legality of the securities being registered.